Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

February 10, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Form 8-K filed December 31, 2019
File No. 001-34591

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated January 8, 2020. Reference is made to the Current Report on Form 8-K filed on December 31, 2019 (the “Form 8-K”).

The Company filed Amendment No. 1 to the Form 8-K on February 10, 2020.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Exhibit 99.3

Pro forma Condensed Combined Financial Information for Sharing Economy International Inc....

Note 3 - Purchase Price Allocation, page F-4

1. Your preliminary estimate of the purchase price allocation for your Peak Equity acquisition discloses that $1.6 billion of the $1.8 billion purchase price will be allocated to "business know-how." Explain why "business know-how" qualifies as an identifiable asset acquired in accordance with ASC 805-20-25-10.

Company response: “Business know-how” relates to the self-developed platform to advocate the sharing economy in all aspects across the world, which represents the right of use the Company’s technology platform and trade name under licensing agreement. In accordance with ASC 805-20-25-10, “business know-how” is qualified as an identifiable asset whereas it has met the contractual-legal criterion. Under ASC 805-20-30-10, the Company has recorded this so-called “reacquired rights”, which is separately recognized from goodwill. However, the Company confirmed the final draft of purchase price allocation and the valuer has assessed the appropriateness of the allocation of purchase price consideration to goodwill as a whole.

2. Tell us why you are allocating the purchase price to Peak Equity when it has been deemed the accounting acquirer. Since the acquisition is a reverse merger, the purchase price allocation should be to the acquired assets and liabilities of the accounting acquiree (i.e., your company). We refer you to ASC 805-20-25-1 and 805-40-25-1.

Company response: Under ASC 805-40-25-1, the purchase price allocation should be to the acquired assets and liabilities of the accounting acquiree, when the acquisition is a reverse merger. The purchase price allocation has been amended in the proforma financial information on Amendment No. 1 to Form 8-K.

3. Explain how you determined that the price per share of common stock is $0.25 per share considering that you issued 7.2 billion shares while you had only 9 million shares outstanding prior to this acquisition. In this regard, explain how the dilutive effect of issuing a significant amount of shares as compared to the shares outstanding was considered in determining the price or fair value per share. In addition, since the acquisition is being accounted for as a reverse merger, the calculation of fair value of the consideration transferred should be based on the shares outstanding prior to the acquisition as they were effectively transferred. We refer you to ASC 805-40-30-2, including Example 1 in paragraph 55-2.

Company response: The Company based its $0.25 price per share of common stock based on an independent, third-party valuation of Peak Equity, valuing Peak Equity at $1.8 billion. This transaction is accounted for as a reverse merger, the calculation of fair value of the consideration transferred should be based on the shares outstanding prior to the acquisition as they were effectively transferred, under ASC 805-40-30-2. The Company has made the amendment to the proforma financial information. The noncontrolling interest reflects the noncontrolling shareholders’ proportionate interests in the precombination carrying amounts of the net assets of Peak Equity.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo